UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 For May 1, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        PRECISION DRILLING CORPORATION



                                        Per: /s/ Jan M. Campbell
                                             ----------------------------------
                                             Jan M. Campbell
                                             Corporate Secretary



Date:  May 1, 2003

Calgary, Alberta, Canada - May 1, 2003

PRECISION DRILLING ANNOUNCES STRONG FIRST QUARTER RESULTS - MARCH 31, 2003

Precision Drilling Corporation ("Precision" or the "Corporation") today reports strong results for the first quarter of 2003. Earnings per share from continuing operations for the quarter was $1.30 compared to $1.19 in the first quarter of the prior year. Results from continuing operations were reduced by $0.07 per share due to the net impact of writing down operating assets, settlement of two disputes and costs incurred related to restructuring certain operations. The gain on disposal of Energy Industries Inc. ("Energy Industries") added earnings of $0.24 per share for a total of $1.54 for the quarter while the impact of Energy Industries earnings on 2002 was $0.04 per share for a total of $1.23.

Operating earnings as a percentage of revenue was 30% and 5% for the Contract Drilling and Technology Services segments, respectively, compared to 33% and 4% in 2002. The above-mentioned items reduced operating earnings for the Contract Drilling and Technology Services segments by $3.3 million and $6.3 million respectively and increased operating earnings in the Corporate segment by $3.1 million. Contract Drilling operating earnings, as a percentage of revenue, excluding the impact of these items, was 31% in 2003 compared to 33% in 2002. Technology Services operating earnings before the impact of these items was $16.7 million or 8% of revenue, doubling the previous year's 4%.

Contract Drilling revenue of $335.9 million in the first quarter of 2003 increased by $30.3 million or 10% compared to the same period in 2002. The increase was the result of heightened activity in Canada where rig operating days for the Corporation increased 19% over the same period of the prior year partially offset by a 3% decrease in drilling day rates. The increase experienced in Canada was offset somewhat by a decrease in revenue from international operations due to the political instability in Venezuela and the strengthening Canadian dollar when compared to the US dollar.

Revenue in Technology Services of $214.7 million was a 15% increase over the first quarter of 2002. In line with Contract Drilling, the majority of the increase was from the Canadian market where revenue was up 19%. The improved EMpulse(TM) electromagnetic (EM) measurement while drilling (MWD) system delivered significant operational efficiencies during the first quarter, which contributed to increased market share and financial performance. During the quarter the Corporation also took significant steps to reduce costs and improve profitability without limiting the ability to globalize our core product offerings.

The Corporation sold its 100% owned subsidiary Energy Industries with an effective date of January 1, 2003. After excluding the impact of Energy Industries, revenue from the Rental and Production segment of $49.6 million was up 4% from the same quarter in the prior year. The improvement in the oilfield activity in Canada had a direct impact on the Company's rental business, which saw a revenue increase year over year of 31%. The industrial plant maintenance business remained at similar activity levels as in the prior year.

The Corporation's commitment to international expansion will continue with a heightened focus on sustainable profitability. That being said, the anticipated record activity levels in Canada, where the Corporation enjoys a dominant position, will be the driver for improved earnings.

Certain statements contained in this press release, including statements which are related to drilling activity and future profitability and which may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)                                          2003                   2002
-----------------------------------------------------------------------------------------------------------------------

Revenue                                                                          $     600,233          $     539,626

Expenses:
    Operating                                                                          387,377                339,622
    General and administrative                                                          36,698                 40,205
    Depreciation and amortization                                                       50,746                 40,721
    Research and engineering                                                             9,281                  8,061
    Foreign exchange                                                                        93                     (7)
-----------------------------------------------------------------------------------------------------------------------
                                                                                       484,195                428,602
-----------------------------------------------------------------------------------------------------------------------

Operating earnings                                                                     116,038                111,024

Interest                                                                                 9,435                  8,917
-----------------------------------------------------------------------------------------------------------------------

Earnings before income taxes, non-controlling interest and discontinued
      operations                                                                       106,603                102,107
Income taxes:
    Current                                                                             22,035                 28,718
    Future                                                                              12,456                  8,608
    -------------------------------------------------------------------------------------------------------------------
                                                                                        34,491                 37,326
=======================================================================================================================
Earnings before non-controlling interest and discontinued operations                    72,112                 64,781

Non-controlling interest                                                                   286                    305
-----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                                     71,826                 64,476

Gain on disposal of discontinued operations                                             13,071                      -
Discontinued operations, net of tax                                                          -                  2,353
=======================================================================================================================
Net earnings                                                                            84,897                 66,829

Retained earnings, beginning of period                                                 620,084                528,819
=======================================================================================================================

Retained earnings, end of period                                                 $     704,981          $     595,648
=======================================================================================================================
Earnings per share from continuing operations:
    Basic                                                                        $        1.33          $        1.21
    Diluted                                                                      $        1.30          $        1.19
-----------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                                                        $        1.57          $        1.25
    Diluted                                                                      $        1.54          $        1.23
=======================================================================================================================

Common shares outstanding (000's)                                                       54,266                 53,388
Weighted average shares outstanding (000's)                                             54,161                 53,253
Diluted shares outstanding (000's)                                                      55,149                 54,189

CONSOLIDATED BALANCE SHEETS

                                                                                  MARCH 31,            December 31,
CDN $ 000'S                                                                          2003                  2002
--------------------------------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
ASSETS

Current assets:
    Cash                                                                      $        26,697       $         17,315
    Accounts receivable                                                               614,057                443,799
    Income taxes recoverable                                                            2,921                  7,804
    Inventory                                                                         120,463                132,909
    ----------------------------------------------------------------------------------------------------------------
                                                                                      764,138                601,827

Property, plant and equipment, net of accumulated depreciation                      1,529,635              1,521,444
Intangibles, net of accumulated amortization                                           70,773                 72,380
Goodwill                                                                              537,692                546,921
Other assets                                                                           17,880                 17,443
--------------------------------------------------------------------------------------------------------------------
                                                                              $     2,920,118       $      2,760,015
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                         $        98,480       $         95,321
    Accounts payable and accrued liabilities                                          290,763                268,568
    Current portion of long-term debt                                                  25,466                 27,682
    ----------------------------------------------------------------------------------------------------------------
                                                                                      414,709                391,571

Long-term debt                                                                        551,870                514,878
Future income taxes                                                                   327,128                318,547
Non-controlling interest                                                                2,305                  2,019

Shareholders' equity:
    Share capital                                                                     919,125                912,916
    Retained earnings                                                                 704,981                620,084
    ----------------------------------------------------------------------------------------------------------------
                                                                                    1,624,106              1,533,000

--------------------------------------------------------------------------------------------------------------------
                                                                              $     2,920,118       $      2,760,015
====================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                        THREE MONTHS ENDED
                                                                                             MARCH 31,

CDN $000'S  (UNAUDITED)                                                              2003                        2002
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
    Net earnings                                                           $        71,826              $      64,476
    Items not affecting cash:
      Depreciation and amortization                                                 50,746                     40,721
      Future income taxes                                                           12,456                      8,608
      Non-controlling interest                                                         286                        305
      Amortization of deferred financing costs                                         322                        324
      Unrealized foreign exchange gain on long-term debt                            (4,744)                      (381)
----------------------------------------------------------------------------------------------------------------------

Funds provided by continuing operations                                            130,892                    114,053
Changes in non-cash working capital balances                                      (150,704)                   (96,592)
----------------------------------------------------------------------------------------------------------------------
                                                                                  (19,812)                     17,461
Discontinued operations:
     Net earnings                                                                   13,071                      2,353
     Items not affecting cash:
         Gain on disposal of discontinued operations                               (13,071)                         -
         Depreciation and amortization                                                   -                        453
         Future income taxes                                                             -                        414
----------------------------------------------------------------------------------------------------------------------
Funds provided by discontinued operations                                                -                      3,220

Investments:
    Business acquisitions                                                           (6,800)                         -
    Purchase of property, plant and equipment                                      (76,726)                   (46,780)
    Purchase of intangibles                                                             (6)                      (115)
    Proceeds on sale of property, plant and equipment                                4,237                      6,158
    Proceeds on disposal of discontinued operations                                 60,360                          -
    Investments                                                                       (759)                      (147)
    ------------------------------------------------------------------------------------------------------------------
                                                                                   (19,694)                   (40,884)

Financing:
    Increase in long-term debt                                                      44,960                     10,119
    Repayment of long-term debt                                                     (5,440)                    (6,345)
    Issuance of common shares on exercise of options                                 6,209                      5,422
    Change in bank indebtedness                                                      3,159                      4,614
    ------------------------------------------------------------------------------------------------------------------
                                                                                    48,888                     13,810

----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                          9,382                     (6,393)
Cash, beginning of period                                                           17,315                     13,231
----------------------------------------------------------------------------------------------------------------------

Cash, end of period                                                        $        26,697              $       6,838
======================================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2003            Contract       Technology       Rental and        Corporate
CDN $000's (unaudited)                       Drilling         Services       Production        and Other           Total
-------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     335,872  $       214,740   $       49,621    $           -   $     600,233
Operating earnings                            102,389           10,381            8,335           (5,067)        116,038
Research and engineering                            -            9,281                -                -           9,281
Depreciation and amortization                  25,746           20,508            3,319            1,173          50,746
Total assets                                1,421,031        1,238,468          179,365           81,254       2,920,118
Goodwill                                      257,531          251,589           28,572                -         537,692
Capital expenditures*                           8,298           60,028            3,849            4,557          76,732
-------------------------------------------------------------------------------------------------------------------------


THREE MONTHS ENDED MARCH 31, 2002            Contract       Technology       Rental and        Corporate
CDN $000's (unaudited)                       Drilling         Services       Production        and Other           Total
-------------------------------------------------------------------------------------------------------------------------

Revenue                                 $     305,583  $       186,196   $       47,847    $           -   $     539,626
Operating earnings                            101,522            8,023            8,993           (7,514)        111,024
Research and engineering                            -            8,061                -                -           8,061
Depreciation and amortization                  20,680           15,690            3,294            1,057          40,721
Total assets                                1,417,525        1,057,149          246,387           48,712       2,769,773
Goodwill                                      257,531          250,045           37,801                -         545,377
Capital expenditures*                           9,841           28,163            8,611              280          46,895
-------------------------------------------------------------------------------------------------------------------------
*excludes acquisitions

CANADIAN DRILLING OPERATING STATISTICS

                                                            FOR THE THREE MONTHS ENDED MARCH 31,
                                                            2003                               2002
                                            ---------------------------------- -----------------------------------
                                                                       Market                              Market
                                             Precision   Industry*    Share %    Precision   Industry*    Share %
                                            ---------------------------------- -----------------------------------

Number of drilling rigs                            225         648       34.7          224         649       34.5
Number of operating days (spud to release)      14,641      42,024       34.8       12,289      34,527       35.6
Wells drilled                                    2,281       5,383       42.4        1,722       4,245       40.6
Average days per well                              6.4         7.8                     7.1         8.1
Metres drilled (000's)                           2,391       5,950       40.2        1,911       4,747       40.3
Average metres per day                             163         142                     155         137
Average metres per well                          1,048       1,105                   1,110       1,118
Rig utilization rate (%)                          72.3        72.1                    60.5        59.4

* Excludes non-CAODC rigs.


A conference call to review the first quarter 2003 results has been scheduled for 12:00 noon MST on Thursday, May 1, 2003. The conference call dial-in number is 1-800-814-4853.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the ticker symbol "PD" and on the New York Stock Exchange under the ticker symbol "PDS".

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.